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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               Westwood One, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   961815 10 7
                                   -----------
                                 (CUSIP Number)

                              Neil A. Torpey, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

     January 9, 2002; January 11, 2002; January 17, 2002; January 18, 2002;
                April 15, 2002; April 17, 2002; April 18, 2002;
                        April 19, 2002; and May 9, 2002
                         (Date of Events which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|

                                  SCHEDULE 13D
--------------------------                             -------------------------
CUSIP No. 961815 10 7                                   Page 1 of 8 Filing Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          David I. Saperstein
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)
             -------
          (b)   X
             -------
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

          |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                            5,997,091(1)
NUMBER OF
SHARES
BENEFICIALLY              ------------------------------------------------------
OWNED BY EACH              8       SHARED VOTING POWER
REPORTING                                   None
PERSON WITH

                          ------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                            5,997,091(1)


                          ------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,997,091(1)

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)

          |X|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.63%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------


----------
1 Includes options to purchase 14,000 shares of common stock which are exercisable within 60 days of the date hereof.

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 11 to the Schedule 13D ("Amendment No. 11") is being filed by David I. Saperstein (the "Reporting Person") pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Issuer Common Stock") of Westwood One, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 11 supplements, amends and restates information contained in the Schedule 13D originally filed by the Reporting Person on October 5, 1999 (the "Schedule 13D"), as amended by Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), as further amended by Amendment No. 3 to Schedule 13D ("Amendment No. 3"), as further amended by Amendment No. 4 to Schedule 13D ("Amendment No. 4"), as further amended by Amendment No. 5 to Schedule 13D ("Amendment No. 5"), as further amended by Amendment No. 6 to Schedule 13D ("Amendment No. 6"), as further amended by Amendment No. 7 to Schedule 13D ("Amendment No. 7"), as further amended by Amendment No. 8 to Schedule 13D ("Amendment No. 8"), as further amended by Amendment No. 9 to Schedule 13D ("Amendment No. 9"), and as further amended by Amendment No. 10 to Schedule 13D ("Amendment No. 10"). Capitalized terms used in this Amendment No. 11 but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The
Schedule 13D is supplemented, amended and restated as follows:

Item 4.  Purpose of Transaction.
--------------------------------

         Item 4 is amended and restated in its entirety to report the disposition of 1,924,437 shares of Issuer Common Stock, by the Reporting Person as follows:

         The Reporting Person acquired the shares of Issuer Common Stock reported herein solely for investment purposes.

         (a), (e) Pursuant to the Merger Agreement, the Reporting Person received 7,649,250 shares of Issuer Preferred Stock in exchange for 5,099,500 shares of Metro Preferred Stock. By its terms, each share of Issuer Preferred Stock is convertible with no premium into one share of Issuer Common Stock at the option of the holder. However, under the Metro Loan Agreement and the Assignment Agreement, the Reporting Person may not convert the Issuer Preferred Stock into Issuer Common Stock prior to repaying the Metro Stock Loan. The Metro Stock Loan may be repaid only by delivering to the Issuer either the Issuer Preferred Stock or 7,649,250 shares of Issuer Common Stock. See Items 3 and 5.

         On October 19, 1999, the Reporting Person sold 3,120,000 shares of Issuer Common Stock pursuant to a "brokerage transaction" (the "Brokerage Transaction"), as such term is defined in Rule 144 under the Securities Act of 1933, as amended. Goldman, Sachs & Co. ("Goldman") sold these shares (the "Brokerage Shares") in its capacity as a broker for the Reporting Person. The Brokerage Shares were sold by the Reporting Person for an aggregate amount of $58,500,000, representing an amount equal to $18.75 per Brokerage Share.

         Also on October 19, 1999, the Reporting Person entered into a letter agreement (the "Letter Agreement") with the Issuer, pursuant to which the Reporting Person sold 1,066,660 shares of Issuer Common Stock to the Issuer (the "Stock Repurchase") pursuant to the Issuer's stock repurchase program (the "Stock Repurchase Program"). Such shares (the "Repurchase Shares") were sold by the Reporting Person pursuant to the Issuer's Stock Repurchase Program for an aggregate amount of $19,999,875.00, representing an amount equal to $18.75 per Repurchase Share. The Stock Repurchase was consummated on October 26, 1999.

                                                               Page 2 of 8 Pages

         On December 27, 1999, the Reporting Person transferred 7,649,250 shares of Issuer Common Stock to the Issuer in connection with the Reporting Person's obligations under the Metro Loan Agreement, as assigned, assumed and amended by the Assignment Agreement.

         Also on December 27, 1999, the Reporting Person transferred 3,150,750 shares of Issuer Common Stock to the Trusts pursuant to the terms of the Trust Loan Agreements.

         On December 28, 1999, the Reporting Person acquired beneficial ownership of 7,649,250 shares of Issuer Common Stock, upon the conversion of the Reporting Person's Issuer Preferred Stock into an equivalent number of shares of Issuer Preferred Stock.

         On January 24, 2000, the Reporting Person disposed of 1,956,000 shares of Issuer Common Stock in an open market transaction.

         On April 26, 2000, the Reporting Person disposed of 632,900 shares of Issuer Common Stock in an open market transaction.

         On December 11, 2000, the Reporting Person gifted an aggregate of 993,647 shares of Issuer Common Stock to certain charitable trusts of which the Reporting Person is the Trustee.

         On December 22, 2000, the Reporting Person gifted an aggregate of 306,353 shares of Issuer Common Stock to another charitable trust (together with the charitable trusts referenced in the preceding paragraph, the "Charitable Trusts") of which the Reporting Person is a Trustee.

         On January 4, 2001, the Charitable Trusts disposed of an aggregate of 170,000 shares of Issuer Common Stock in open market transactions.

         On January 12, 2001, the Charitable Trusts disposed of an aggregate of 10,000 shares of Issuer Common Stock in open market transactions.

         On April 12, 2001, the Charitable Trusts disposed of an aggregate of 9,000 shares of Issuer Common Stock in open market transactions.

         On April 16, 2001, one of the Charitable Trusts disposed of 2,500 shares of Issuer Common Stock in an open market transaction.

         On April 17, 2001, the Reporting Person disposed of 186,500 shares of Issuer Common Stock in an open market transaction.

         On April 18, 2001, the Reporting Person disposed of 941,000 shares of Issuer Common Stock in an open market transaction.

         On May 16, 2001, the Charitable Trusts disposed of an aggregate of 15,000 shares of Issuer Common Stock in open market transactions.

         On May 21, 2001, the Reporting Person disposed of 270,000 shares of Issuer Common Stock in an open market transaction.

         On May 22, 2001, the Reporting Person disposed of 336,000 shares of Issuer Common Stock in an open market transaction.


                                                               Page 3 of 8 Pages

         On May 23, 2001, the Reporting Person disposed of 15,100 shares of Issuer Common Stock in an open market transaction.

         On July 19, 2001, the Reporting Person disposed of 303,200 shares of Issuer Common Stock in an open market transaction.

         On August 13, 2001, the Reporting Person disposed of 280,000 shares of Issuer Common Stock in open market transactions.

         On August 14, 2001, the Reporting Person disposed of 201,700 shares of Issuer Common Stock in open market transactions.

         On August 15, 2001, the Reporting Person disposed of 69,300 shares of Issuer Common Stock in an open market transaction.

         On August 16, 2001, the Reporting Person disposed of 12,600 shares of Issuer Common Stock in an open market transaction.

         On August 22, 2001, the Reporting Person sold 6,200 shares of Issuer Common Stock in an open market transaction.

         On August 23, 2001, the Reporting Person sold 139,900 shares of Issuer Common Stock in open market transactions.

         On August 24, 2001, the Reporting Person sold 239,900 shares of Issuer Common Stock in open market transactions.

         On August 27, 2001, the Reporting Person sold 178,000 shares of Issuer Common Stock in open market transactions.

         On August 28, 2001, the Reporting Person sold 55,000 shares of Issuer Common Stock in an open market transaction.

         On August 30, 2001, the Reporting Person sold 10,000 shares of Issuer Common Stock in an open market transaction.

         On August 31, 2001, the Reporting Person sold 133,900 shares of Issuer Common Stock in an open market transaction.

         On September 4, 2001, the Reporting Person sold 343,625 shares of Issuer Common Stock in open market transactions.

         On December 6, 2001, the Reporting Person contributed 1,500,000 shares of Issuer Common Stock to a partnership (the "Partnership") affiliated with the reporting person.

         On December 10, 2001, the Partnership disposed of 213,800 shares of Issuer Common Stock in open market transactions.

         On December 11, 2001, the Partnership disposed of 18,600 shares of Issuer Common Stock in open market transactions.


                                                               Page 4 of 8 Pages

         On December 12, 2001, the Partnership disposed of 86,500 shares of Issuer Common Stock in open market transactions.

         On December 13, 2001, the Partnership disposed of 79,700 shares of Issuer Common Stock in open market transactions.

         On December 14, 2001, the Partnership disposed of 105,300 shares of Issuer Common Stock in open market transactions.

         On December 17, 2001, the Partnership disposed of 132,200 shares of Issuer Common Stock in open market transactions.

         On December 18, 2001, the Partnership disposed of 167,500 shares of Issuer Common Stock in open market transactions.

         On December 19, 2001, the Partnership disposed of 125,000 shares of Issuer Common Stock in open market transactions.

         On December 20, 2001, the Partnership disposed of 21,900 shares of Issuer Common Stock in open market transactions.

         On December 24, 2001, the Partnership disposed of 20,900 shares of Issuer Common Stock in open market transactions.

         On December 26, 2001, the Partnership disposed of 53,900 shares of Issuer Common Stock in open market transactions.

         On December 27, 2001, the Partnership disposed of 216,500 shares of Issuer Common Stock in open market transactions.

         On December 28, 2001, the Charitable Trusts disposed of 107,000 shares of Issuer Common Stock in open market transactions.

         On December 31, 2001, the Charitable Trusts disposed of 32,000 shares of Issuer Common Stock in open market transactions.

         On December 31, 2001, the Partnership disposed of 163,400 shares of Issuer Common Stock in open market transactions.

         On January 4, 2002, the Partnership disposed of 50,000 shares of Issuer Common Stock in open market transactions.

         On January 9, 2002, the Partnership disposed of 44,800 shares of Issuer Common Stock in open market transactions.

         On January 11, 2002, the Charitable Trusts disposed of 2,400 shares of Issuer Common Stock in open market transactions.

         On January 17, 2002, the Reporting Person gifted 17,900 shares of Issuer Common Stock to a school.


                                                               Page 5 of 8 Pages

         On January 18, 2002, the Reporting Person disposed of 58,475 shares of Issuer Common Stock in open market transactions.

         On April 15, 2002, two trusts for the benefit of the Reporting Person's two adult children contributed an aggregate of 503,070 shares of Issuer Common Stock to two partnerships in which the 1% general partner is an entity controlled by the Reporting Person (the "GP"). The Reporting Person has a 55% interest in the GP. On April 18, 2002, the Reporting Person contributed 2,540 shares of Issuer Common Stock into each of the partnerships referred to above, in exchange for a 1% limited partnership interest in each such partnership. On April 19, 2002, the partnerships disposed of all shares of Issuer Common Stock owned by them in open market transactions. The Reporting Person disclaims beneficial ownership of all but 7,798 of the 503,070 shares sold by the partnerships.

         On April 17, 2002, the Reporting Person exchanged 263,852 shares of Issuer Common Stock for limited partnership interests in a private investment partnership.

         On April 18, 2002 the Reporting Person disposed of 280,469 shares of Issuer Common Stock in an open market transaction; and a trust of which the Reporting Person is a trustee disposed of 66,288 shares of Issuer Common Stock in an open market transaction.

         On April 19, 2002, the Charitable Trusts disposed of an aggregate of 27,573 shares of Issuer Common Stock in open market transactions.

         On May 9, 2002, the Reporting Person sold 23,434 shares of Issuer Common Stock in an open market transaction; the Reporting Person exercised options to purchase 600,000 shares of Issuer Common Stock and sold all of such shares in an open market transaction; and the Charitable Trusts sold an aggregate of 534,166 shares of Issuer Common Stock in open market transactions.

         (d) Pursuant to the Merger Agreement, the Issuer agreed to add the Reporting Person and one additional person designated by the Reporting Person to its Board of Directors. In connection therewith, on September 22, 1999, the Reporting Person and Infinity Broadcasting Corporation ("Infinity") entered into a voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement,
(1) Infinity agreed to vote all shares of capital stock of the Issuer which Infinity owns or controls and which is entitled to vote thereon in favor of the election of the Reporting Person and a designee appointed by the Reporting Person to the Board of Directors of the Issuer, and (2) the Reporting Person agreed to vote all shares of capital stock of the Issuer which the Reporting Person owns or controls and which is entitled to vote thereon in favor of the election of the person or persons selected by Infinity for election to the Board of Directors of the Issuer. The Voting Agreement will terminate no later than the fourth anniversary of the date thereof.

         (b), (c), (f), (g), (h), (i) and (j)

         Not applicable.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

         Item 5 is amended and restated in its entirety as follows:

         (a) The Reporting Person beneficially owns an aggregate of 5,997,0912 shares of Issuer Common Stock, constituting 5.63% of the total class.


                                                               Page 6 of 8 Pages

         The shares of Issuer Common Stock reported herein as beneficially owned by the Reporting Person do not include an aggregate of 746,985 shares of Issuer Common Stock held by the Trusts, the beneficiaries of which are the children of the Reporting Person, or 390,361 shares of Issuer Common Stock held by the Charitable Trusts. The Reporting Person disclaims beneficial ownership of such shares.

         (b) Except as specified in the Voting Agreement, the Reporting Person has sole voting and dispositive power as to 5,997,091(2) shares of Issuer Common Stock.

         (c) Other than as provided herein, no transactions in the Issuer Common Stock were effected by the Reporting Person since the filing of the Schedule 13D Statement.

         (d)      Not applicable.

         (e)      Not applicable.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

         (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein.

         (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein.

         (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein (a "Trust Loan Agreement").(3)

         (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. Incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 (Registration Number 333-85609) filed on August 20, 1999.

         (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.

         (vi)     Letter Agreement, dated as of October 19, 1999, between David
                  I. Saperstein and Westwood One, Inc.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2002

                                       /s/ David I. Saperstein
                                       -----------------------
                                       David I. Saperstein


----------
2 Includes options to purchase 14,000 shares of common stock which are exercisable within 60 days of the date hereof.

3 Except for the names of the parties, the four other Trust Loan Agreements are identical to the Trust Loan Agreement filed herewith and accordingly are not being filed.


                                                               Page 7 of 8 Pages

                                  EXHIBIT INDEX

         (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein (incorporated by reference to Exhibit 99.(I) to Metro's
                  Schedule 13D filed with the Securities and Exchange Commission on October 29, 1996).

         (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein (incorporated by reference to
                  Exhibit 99.(II) to Westwood's Schedule 13D filed on October 5,
                  1999).

         (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein (incorporated by reference to Exhibit 99.(II) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29, 1996).

         (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. (incorporated by reference to Exhibit2.1 to the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange commission on August 20, 1999).

         (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation (incorporated by reference to Exhibit 99.(V) to Westwood's
                  Schedule 13D filed on October 5, 1999).

         (vi)     Letter Agreement, dated as of October 19, 1999, between David
                  I. Saperstein and Westwood One, Inc. (incorporated by reference to Exhibit 99.VI to Amendment No. 1 to Westwood's
                  Schedule 13D filed on November 9, 1999).


                                                               Page 8 of 8 Pages